Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Financial Results for Third Quarter, 2014;
Conference Call at 10am PST (1pm EST) on November 10, 2014
______________________________________________________________________________

Vancouver, Canada – November 10, 2014 - Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released today its financial results for the third quarter ended September 30, 2014. Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.

The Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Highlights of Third Quarter 2014 (Compared to Third Quarter 2013)

Financial
•
Revenue, earnings, cash flows and EBITDA were all lower in Q3, 2014 compared to Q3, 2013 due to lower metal prices, lower mine production, an increase in silver inventories and corresponding decrease in silver sales

•	Net loss of $11.4 million ($0.11 loss per share) compared to net gain of $12.3 million ($0.12 per share)
•	EBITDA(1) decreased 92% to $2.2 million
•	Cash flow from operations before working capital changes decreased 83% to $4.4 million
•	Mine operating cash flow before taxes(1) decreased 25% to $19.6 million
•	Revenue decreased 40% to $40.5 million
•	Realized silver price decreased 17% to $18.78 per ounce (oz) sold
•	Realized gold price decreased 9% to $1,278 per oz sold
•	Cash costs(1) increased 108% to $10.70 per oz silver payable (net of gold credits)
•	All-in sustaining costs increased 66% to $20.18 per oz silver payable (net of gold credits)
•	Bullion inventory at quarter-end included 523,526 oz silver and 937 oz gold
•	Concentrate inventory at quarter-end included 33,768 oz silver and 517 oz gold
•	Capital investments and exploration expenditures peaked in Q3 and are now declining in Q4

Operations
•	Silver production decreased 12% to 1,634,294 oz
•	Gold production decreased 38% to 14,118 oz
•	Silver equivalent production decreased 23% to 2.5 million oz (at a 60:1 silver: gold ratio)
•	Silver and silver equivalent production, cash costs and all-in sustaining costs remain on track to meet guidance for the year
•	Each mine received awards for Corporate Social Responsibility and El Cubo received a Guanajuato state award for its proactive environmental programs
•	San Sebastián received its mine development permit (MIA) from the Mexican government subsequent to quarter-end
•	All mines accelerated their cost cutting and productivity enhancement programs given the drop in precious metal prices subsequent to quarter-end

(1)	Mine operating cash flow, EBITDA, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Bradford Cooke, CEO of Endeavour, stated:  “Consolidated silver and silver equivalent production remained on track in Q3 to meet our production guidance for the year. Production is expected to improve in the fourth quarter as our annual capital programs near completion and our mine optimization programs gain more traction in response to the current low metal prices.

“Our operating costs per tonne came down in Q3 but the cash costs per ounce drifted higher due to lower gold grades and prices. All-in sustaining costs are normally higher in Q2 and Q3 because these are typically the peak spending quarters for our capital and exploration programs each year. Since the end of Q3, we have accelerated cost cutting and revenue enhancement initiatives at each mine.

“We recently received the government mine development permit for our San Sebastián project in Jalisco state, Mexico.  San Sebastián is an emerging new high grade silver-gold discovery which could represent the next phase of growth for Endeavour.  Management is now working on the individual change of soil use permits, an updated resource estimate, initial mine plan and in-house economic scoping study followed by an independent PEA.  Infill drilling continues with one drill rig while waiting for receipt of additional drill permits.”

Operating Results and Outlook

Consolidated quarterly silver production fell 12% and gold production fell 38% compared to the third quarter in 2013 due mainly to lower tonnage throughput and lower gold grades. In 2013, the Company took advantage of available capacity at the leased Las Torres plant near El Cubo to boost mine production from Bolañitos. The Las Torres plant lease was relinquished in August 2013 and as a result the Bolañitos mine is now running at its 1,600 tpd plant capacity.

Management evaluates its mine plan alternatives during the fourth quarter of each year in order to finalize the following year’s production targets and provide public guidance in January. With the recent drop in precious metal prices, management is now reviewing various mine plans for each operation in 2015 that include the possibility of reducing annual production to optimize their short and long term viability. Bolanitos’ production rate is expected to taper in 2015 from 1,600 tpd to 1,200 tpd until the ramp access for L-Asuncion ore bodies is established in late 2015.

Financial Results

For the third quarter ended September 30, 2014, the Company generated revenue totaling $40.5 million (2013 - $67.8 million). During the quarter, the Company sold 1,227,466 silver ounces and 13,631 gold ounces at realized prices of $18.78 and $1,278 per ounce respectively, compared to sales of 1,693,989 silver ounces and 20,958 gold ounces at realized prices of $22.60 and $1,409 per ounce respectively in Q3, 2013. At the end of Q3, 2014 the Company carried an additional 350,704 oz of silver in inventory, rather than selling into falling metal prices. Inventories at the end of Q3, 2014 totalled 557,294 oz silver and 1,454 oz gold.

After cost of sales of $44.1 million (2013 - $46.1 million), mine operating earnings amounted to a $3.6 million (2013 – earnings of $21.7 million) from mining and milling operations in Mexico. Excluding depreciation and depletion of $14.4 million (2013 - $12.6 million), share-based compensation of $0.1 million (2013- $0.1 million) and write down of inventory of $0.5 million (2013- recovery of $2.7 million), mine operating cash flow before taxes was $11.5 million (2013 – $31.8 million) in Q3, 2014. Net losses were $11.4 million (2013 – earnings $12.3 million).

Cost cutting initiatives that commenced in Q2, 2013 have gained traction, however these initiatives were offset by lower throughput at the Bolañitos mine and the addition of the new Mexican special mining duty and environmental tax, resulting in a consolidated direct cost of $99 per tonne, 5% lower than the same period in 2013.

Cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increased 108% to $10.70 per ounce of payable silver, compared to $5.14 per ounce in the same period of 2013 as lower gold grades and gold prices reduced the cost credit. Similarly all-in-sustaining costs per ounce (also a non-IFRS measure) rose 66% to $20.18 per ounce due lower gold credits compared to Q3, 2013. The Company has continued development initiatives to convert resources to reserves and continued its brownfields exploration programs to extend the lives of the operating mines.

Conference Call

A conference call to discuss the results will be held on Monday, November 10 at 10am PST (1pm EST). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890 followed by the # sign. The audio replay and a written transcript will also be made available on the Company’s website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company's complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-640-4804 or toll free 1-877-685-9775.

About Endeavour – Endeavour is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.

COMPARATIVE HIGHLIGHTS
Three Months Ended Sept 30			Q3 2014 Highlights	Nine Months Ended Sept 30
2014	2013	% Change		2014	2013	% Change
Production
1,634,294	1,855,845	(12%)	Silver ounces produced	5,202,902	4,881,435	7%
14,118	22,947	(38%)	Gold ounces produced	47,768	57,894	(17%)
1,582,525	1,799,695	(12%)	Payable silver ounces produced	5,046,879	4,739,228	6%
13,558	22,108	(39%)	Payable gold ounces produced	45,961	55,658	(17%)
2,481,374	3,232,665	(23%)	Silver equivalent ounces produced(1)	8,068,982	8,355,075	(3%)
10.70	5.14	108%	Cash costs per silver ounce(2)(3)	8.30	8.09	3%
19.86	13.17	51%	Total production costs per ounce(2)(4)	17.15	15.91	8%
20.18	12.14	66%	All-in sustaining costs per ounce(2)(5)	17.34	20.29	(15%)
344,393	389,090	(11%)	Processed tonnes	1,030,194	1,158,504	(11%)
99.02	104.06	(5%)	Direct production costs per tonne(2)(6)	98.47	99.06	(1%)
13.14	12.32	7%	Silver co-product cash costs(7)	12.19	14.07	(13%)
894	768	16%	Gold co-product cash costs(7)	796	796	0%
Financial
40.5	67.8	(40%)	Revenue ($ millions)	148.3	208.9	(29%)
1,227,466	1,693,989	(28%)	Silver ounces sold	4,539,433	4,996,637	(9%)
13,631	20,958	(35%)	Gold ounces sold	44,688	62,159	(28%)
18.78	22.60	(17%)	Realized silver price per ounce	19.88	25.05	(21%)
1,278	1,409	(9%)	Realized gold price per ounce	1,298	1,417	(8%)
(11.4)	12.3	(193%)	Net earnings (loss) ($ millions)	(7.6)	26.3	(129%)
(11.4)	13.0	(188%)	Adjusted net earnings (8) ($ millions)	(6.2)	23.1	(127%)
(3.6)	21.7	(117%)	Mine operating earnings ($ millions)	12.1	47.1	(74%)
11.5	31.8	(64%)	Mine operating cash flow(9) ($ millions)	56.6	90.5	(37%)
4.4	25.9	(83%)	Operating cash flow before working capital changes (10)	34.6	63.6	(46%)
2.2	29.3	(92%)	Earnings before ITDA (11)	34.9	77.0	(55%)
39.8	16.9	136%	Working capital ($ millions)	39.8	16.9	136%
Shareholders
(0.11)	0.12	(192%)	Earnings (loss) per share – basic	(0.06)	0.26	(124%)
(0.11)	0.13	(186%)	Adjusted earnings per share – basic(8)	(0.06)	0.23	(126%)
0.04	0.26	(83%)	Operating cash flow before working capital changes per share (10)	0.34	0.64	(46%)
101,527,951	99,741,010	2%	Weighted average shares outstanding	101,123,404	99,704,100	1%

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2014	2013	2014	2013

Operating activities
Net earnings (loss) for the period	$(11,386)	$12,297	$(7,638)	$26,293
Items not affecting cash:
Share-based compensation	937	886	2,869	2,825
Depreciation and depletion	14,471	12,648	43,402	38,024
Deferred income tax expense (recovery)	(1,039)	1,341	(7,957)	2,636
Unrealized foreign exchange loss (gain)	310	124	287	726
Mark-to-market loss (gain) on derivative liability	-	679	1,434	(3,159)
Mark-to-market loss (gain) on contingent liability	(126)	127	(99)	(7,772)
Finance costs	317	477	1,019	629
Write down of inventory to net realizable value	527	(2,668)	892	5,210
Write off of exploration property	381	-	381	-
Gain on sale of investments	-	-	-	(1,777)
Net changes in non-cash working capital	(6,908)	(3,881)	(6,589)	(12,389)
Cash from (used in) operating activities	(2,516)	22,030	28,001	51,246

Investing activites
Property, plant and equipment expenditures	(10,047)	(18,579)	(30,079)	(78,936)
Investment in short term investments	-	-	-	(130)
Proceeds from sale of short term investments	-	-	-	4,720
Change in long term deposits	(82)	(54)	(82)	(54)
Cash used in investing activities	(10,129)	(18,633)	(30,161)	(74,400)

Financing activities
Proceeds from (repayments of) revolving credit facility	(2,000)	-	(6,000)	30,000
Exercise of options and warrants	305	-	3,405	454
Interest paid	(252)	(467)	(825)	(599)
Cash from (used in) financing activites	(1,947)	(467)	(3,420)	29,855

Effect of exchange rate change on cash and cash equivalents	(309)	(38)	(287)	(117)
Increase (decrease) in cash and cash equivalents	(14,592)	2,930	(5,580)	6,701
Cash and cash equivalents, beginning of period	44,038	22,309	35,004	18,617
Cash and cash equivalents, end of period	$29,137	$25,201	$29,137	$25,201

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2014 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2014	2013	2014	2013

Revenue	$40,477	$67,803	$148,251	$208,926

Cost of sales:
Direct production costs	28,840	35,739	90,909	117,372
Royalties	175	287	787	1,093
Share-based compensation	140	131	427	408
Depreciation and depletion	14,386	12,566	43,168	37,789
Write down of inventory to net realizable value	527	(2,668)	892	5,210
	44,068	46,055	136,183	161,872

Mine operating earnings (loss)	(3,591)	21,748	12,068	47,054

Expenses:
Exploration	4,900	1,854	9,874	11,022
Write off of exploration property	381	-	381	-
General and administrative	2,165	2,464	8,120	9,381
	7,446	4,318	18,375	20,403

Operating earnings (loss)	(11,037)	17,430	(6,307)	26,651

Mark-to-market loss/(gain) on derivative liabilities	-	679	1,434	(3,159)
Mark-to-market loss/(gain) on contingent liability	(126)	127	(99)	(7,772)
Finance costs	359	313	1,061	1,091

Other income (expense):
Foreign exchange	(1,353)	(1,191)	(1,165)	(2,230)
Investment and other income	27	1,247	294	3,596
	(1,326)	56	(871)	1,366

Earnings (loss) before income taxes	(12,596)	16,367	(9,574)	37,857

Income tax expense:
Current income tax expense (recovery)	(171)	2,729	6,021	8,928
Deferred income tax expense (recovery)	(1,039)	1,341	(7,957)	2,636
	(1,210)	4,070	(1,936)	11,564

Net earnings (loss) for the period	(11,386)	12,297	(7,638)	26,293

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	(722)	517	(646)	(3,412)

Comprehensive income (loss) for the period	$(12,108)	$12,814	$(8,284)	$22,881

Basic earnings (loss) per share based on net earnings	$(0.11)	$0.12	$(0.08)	$0.26
Diluted earnings (loss) per share based on net earnings	$(0.11)	$0.12	$(0.08)	$0.23

Basic weighted average number of shares outstanding	101,527,951	99,741,010	101,123,404	99,704,100
Diluted weighted average number of shares outstanding	101,527,951	100,637,952	101,123,404	101,617,107

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September30, 2014 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	September 30,	December 31,
	2014	2013
ASSETS

Current assets
Cash and cash equivalents	$29,137	$35,004
Investments	817	1,463
Accounts receivable	29,945	23,749
Inventories	27,031	23,647
Prepaid expenses	2,606	3,341
Total current assets	89,536	87,204

Non-current deposits	1,103	1,186
Mineral properties, plant and equipment	263,897	278,533
Total assets	$354,536	$366,923

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$19,520	$17,221
Income taxes payable	3,176	3,259
Derivative liabilities	-	1,491
Revolving credit facility	27,000	33,000
Total current liabilities	49,696	54,971

Provision for reclamation and rehabilitation	6,681	6,652
Contingent liability	-	99
Deferred income tax liability	41,096	49,053
Total liabilities	97,473	110,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 101,535,514 shares (Dec 31, 2013 - 99,784,409 shares)	365,815	358,408
Contributed surplus	16,628	14,836
Accumulated comprehensive income (loss)	(4,727)	(4,081)
Deficit	(120,653)	(113,015)
Total shareholders' equity	257,063	256,148
Total liabilities and shareholders' equity	$354,536	$366,923

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2014 and the related notes contained therein.